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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71147

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRIUMPH CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 NORTH RIVERSIDE PLAZA, SUITE 5200
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEVIN GIBBONS	(312)874-7249	KGIBBONS@TRIUMPHCAPITALMARKETS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Dr.West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN GIBBONS _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRIUMPH CAPITAL MARKETS, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Chief Executive Officer _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TRIUMPH CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2025
AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TRIUMPH CAPITAL MARKETS LLC

Table of Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Triumph Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triumph Capital Markets, LLC (Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024

Woodbury, New York
March 24, 2026

TRIUMPH CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	6,023,631
Other assets		11,684
TOTAL ASSETS	$	6,035,315

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	2,710,159
Due to affiliate		1,759,610
TOTAL LIABILITIES		4,469,769
MEMBER'S EQUITY		1,565,546
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,035,315

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

TRIUMPH CAPITAL MARKETS LLC (the "Company") was formed on April 1, 2024 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") effective April 1, 2024. The Company does not carry securities accounts for customers, or perform custodial services. The Company files an exemption report relying on the provisions of Footnote 74 of the SEC Release 34-70073. The Company is a wholly-owned subsidiary of Triumph Capital Markets Holdco LP ("the Holdco"). The Company operates from an office in Chicago.

The Company engages in private placements.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
In accordance with U.S. GAAP, the management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
Cash equivalents are short-term, high liquid investments that can be readily converted into cash with little or no risk of loss, typically within three months. All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers amounts held in money market accounts with initial maturities equal to less than three months ($6,023,631 as of December 31, 2025) to be cash equivalents. As of December 31, 2025, $5,773,631 was in excess of the Federal Deposit Insurance Corporation limit.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Fee income earned through private placement transactions is generally recognized at the point in time that performance under the agreement is completed. The Company is entitled to fees upon closing and funding of the facilities that it is engaged to arrange. The performance obligation is deemed satisfied only if and when the facility is closed and funded, and the respective client has no obligation to pay any fees if the Company is unable to arrange and close the facility.

Allowance for Credit Losses

The Company recognizes allowance for credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. Management does not anticipate any expected credit losses, and therefore has not made any allowance for credit losses for the year ended December 31, 2025. The Company had no contract assets receivable at December 31, 2025.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is currently comprised of one revenue stream which includes facilitating certain securities transactions such as private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in member's equity, and cash flows.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company and Victory Park Capital Advisors LLC (the "Affiliate") have an expense sharing agreement dated October 30, 2023, which covers certain administrative and other back office expenses, including rent and IT support. The Affiliate may also pay directly various expenses that are attributable to the Company, which are allocated to and reimbursed by the Company to the Affiliate. The Affiliate may also refer certain transaction opportunities to the Company and earns a fee upon the closing of any such transactions.

NOTE 3   RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2025, the Company owed $1,759,610 to the Affiliate, which includes amounts to be reimbursed to the Affiliate, and is reflected as Due to affiliate on the Statement of Financial Condition.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $1,553,862, and net capital requirements of $297,985 resulting in excess net capital of $1,255,877. The ratio of aggregate indebtedness to net capital was 2.88 to 1.

NOTE 5   CONCENTRATIONS

For the year ended December 31, 2025, the Company's fee income resulted from twelve private placement loan transactions for seven clients. The Company had four clients that individually accounted for 10% or more of fee income for the year ended December 31, 2025, accounting for approximately 76% of fee income.

NOTE 6   INCOME TAXES

The Company is a limited liability company and is treated as a disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the Parent and included in the calculation of the Parent's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require.

NOTE 7   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company and the Company may be subject of regulatory examinations. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statement.

NOTE 8   SUBSEQUENT EVENTS

The Company made a distribution of $161,290 to the Holdco on February 2, 2026. The Company has evaluated events and transactions that have occurred through the date the financial statements were issued and determined that there are no additional subsequent events requiring adjustments to or disclosure in the financial statements.